November 22, 2006	direct phone: 515-242-2459
direct fax: 515-323-8559
email: bandstra@brownwinick.com
Barbara C. Jacobs
Assistant Director
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Homeland Energy Solutions, LLC
Amendment No. 1 to Registration Statement on Form SB-2 filed October 12, 2006
File No. 333-135967
Dear Ms. Jacobs:
We are in receipt of your letter dated November 20, 2006 providing comments on our amended registration statement on Form SB-2 as filed on November 9, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 3 to Form SB-2, which includes the revisions made pursuant to your comments.
Amendment No. 2 to Registration Statement on Form SB-2
1.	Please provide disclosure where appropriate about your lock-up arrangements with Stephen Eastman, James Boeding, Pat Boyle, Bernard Retterath, Steve Dietz, Chad Kuhlers, Steven H. Core and Steve Retterath.

RESPONSE: We have revised the Registration Statement/Prospectus to include a risk factor under the heading “Risks Related to the Offering” discloses that the Promoters of the Company, as defined by the North American Securities Administrators Association (“NASAA”), do not meet the NASAA Statement of Policy for Promoter’s Equity Investment, and that Kansas and Missouri have required the Promoters to enter into a Lock-Up Agreement, under which the their units will be restricted from transfer for a period of three years.
Prospectus Front Cover Page
2.	With respect to your revised disclosure in response to comment 2 of our letter dated November 3, 2006, please clarify that affiliates may also acquire in order to achieve your

November 22, 2006

minimum offering threshold, if necessary..

RESPONSE: We have revised the Registration Statement/Prospectus as requested to include on the front cover page the fact that affiliates may acquire units in this offering in order to achieve the minimum offering threshold, if necessary.
Prospectus Summary, page 5
3.	Please clarify your revised disclosure in response to comment 3 of our letter dated November 3, 2006. It appears to also be the case that shareholders in a corporation are also not generally liable for certain obligations of the corporation.

RESPONSE: We have clarified our disclosure in the prospectus summary so that it does not imply that shareholders in a corporation are liable for certain obligations of the corporation.

4.	We note your response to comment 4 of our letter dated November 3, 2006. Please advise us of the reason for your decision to withdraw from registering in Minnesota.

RESPONSE: Our decision to withdraw from registering in Minnesota was because certain comments suggested significant changes to the Company’s organizational documents.
Management’s Discussion and Analysis and Plan of Operation, page 30
5.	Please ensure that your disclosure in your registration statement conforms to the terms of the letter of intent. In particular, we note that your disclosure on page 31 states that a debt financing commitment is required to extend the letter of intent to December 31, 2008. The disclosure in the following paragraph and the terms in your letter of intent do not appear to indicate that achieving such commitment is necessary for the extension.

RESPONSE: We have revised the Registration Statement/Prospectus as requested.
Exhibits 5.1 and 8.1
6.	Please file the executed legal and tax opinions when available for our review. We may have further comments.

RESPONSE: We have filed with this Pre-Effective Amendment No. 3 the executed securities and tax opinions for your review.
Additional Changes/Updates by the Registrant
The Registrant would like to direct the Commission’s attention to additional updates and changes

November 22, 2006

to Pre-Effective Amendment No. 2 to its registration statement on Form SB-2 as follows:
The Registrant is filing an Amendment to the Operating Agreement with this Pre-Effective Amendment No. 3. The Company held a special meeting of the Members on November 14, 2006, where they amended the Operating Agreement to adopt a Fiscal Year End of December 31 for reporting purposes, and included a definition of the term “Financial Closing”.
The Registrant is filing its Letter of Intent with Fagen, Inc., wherein certain information that was previously protected is now disclosed.
The Registrant is filing the executed securities and tax opinion letters for your review.
The Registrant has adjusted the capitalization disclosures to account for the estimated offering costs associated with this offering of $480,000 and the syndication costs of $19,107.
The Registrant has included a new risk factor which discloses that the Promoters of the Company, as defined by the North American Securities Administrators Association (“NASAA”), do not meet the NASAA Statement of Policy for Promoter’s Equity Investment, and that Kansas and Missouri have required the Promoters to enter into a Lock-Up Agreement, under which the their units will be restricted from transfer for a period of three years.
The Registrant has updated information regarding industry statistics to reflect current information.
Other Non-Substantive Revisions
In addition to the above-described changes and updates, the Registrant has made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of its registration statement.
Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.
Very truly yours,
/s/ Valerie D. Bandstra
Valerie D. Bandstra
VDB:cme